UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Attend Susquehanna Financial Group’s Fourth Annual Semi, Storage & Technology Summit”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Measuring Instruments to Attend Susquehanna Financial Group’s
Fourth Annual Semi, Storage & Technology Summit
– Management Available for One-on-One Meetings on February 24th –

Rehovot, Israel – February 9, 2015 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Mr. Eitan Oppenhaim, President and CEO, will attend the Susquehanna Financial Group’s (SFG) Fourth Annual Semi, Storage & Technology Summit on February 24th, 2015.

The SFG Fourth Annual Semi, Storage & Technology Summit will take place on Tuesday, February 24th, 2015 at The Le Parker Meridien Hotel in New York. Mr. Oppenhaim will be available during the day for one-on-one meetings. Please contact your SFG representative to schedule a meeting.

About Susquehanna Financial Group 4th Annual Semi, Storage & Technology Summit Susquehanna Financial Group, LLLP (SFG), a member of the Susquehanna International Group of Companies (SIG), is an innovator in global finance, servicing the needs of clients worldwide in the areas of sales, fundamental research, and market intelligence. This year SFG will host its Fourth Annual Semi, Storage & Technology Summit NYC for one day conference consisting of one-on-one and small group meetings. There will be no formal presentations.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.